EXHIBIT 21 - LIST OF SUBSIDIARIES*

(a)	Bassett Furniture Industries of North Carolina, LLC (North Carolina limited liability company)

(b)	The E.B. Malone Corporation (Delaware corporation)

(c)	Bassett Direct Stores, LLC (Virginia limited liability company)

(d)	Bassett Direct NC, LLC (Virginia limited liability company)

(e)	Bassett Direct SC, LLC (Virginia limited liability company)

(f)	LRG Furniture, LLC (Virginia limited liability company)

(g)	BFD-Atlanta, LLC (Virginia limited liability company)

(h)	BD Boston, LLC (Virginia limited liability company)

(i)	BDU NY, LLC (Virginia limited liability company)

(j)	9473-8408 Quebec Inc.

(k)	Noa Home, Inc.

(l)	Noa Australia Pty Ltd.

(m)	Noa Home Singapore Pte Ltd.

(n)	Noa Home UK Limited

(o)	JMD Tampa, LLC

*All subsidiaries are wholly-owned unless otherwise noted.